

Mail Stop 3720

January 11, 2008

Clive Ng
Chairman and President
China Cablecom Holdings, Ltd.
17 State Street, Suite 1600
New York, NY 10004

> **Re:** **China Cablecom Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 24, 2007**
> **File No. 333-147038**
>
> **Jaguar Acquisition Corporation**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed December 27, 2007**
> **Form 10-KSB for Fiscal Year Ended March 31, 2007**
> **Filed June 28, 2007**
> **File No. 0-51546**

Dear Mr. Ng:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-4 filed by China Cablecom Holdings, Inc.</u>

<u>General</u>

1.   Your revisions in response to comment one in our letter dated December 3, 2007 indicate that you are asking Jaguar shareholders to approve actions of China Cablecom Holdings because China Cablecom Holdings' constitutional documents, as amended, will require approval of the business combination by a majority of the shares issued in Jaguar's IPO. Please revise to also address the legal effect of votes by Jaguar shareholders on the incentive plan proposal and the performance share proposal.

2.   We note your response to comment two in our letter dated December 3, 2007 and your revised disclosure on page 83. Please further revise to explain why you believe the redomestication merger is consistent with provisions of Jaguar's certificate of incorporation prohibiting amendment prior to the consummation of a business combination. Considering the differences in BVI and Delaware corporate law and in China Cablecom Holdings' and Jaguar's organizational documents, explain how "all legal rights, benefits, duties and obligations enjoyed, owned or owed by Jaguar will . . . be enjoyed, owned or owed, as the case may be, by China Cablecom Holdings following the redomestication merger."

3.   We note your response to comment seven in our letter dated December 3, 2007. Please provide us with the requested supplemental materials as soon as possible. Also confirm that none of such data or third-party reports were prepared in connection with this filing.

<u>Prospectus Cover Page</u>

4.   We note your response to comment 17 in our letter dated December 3, 2007. Please refer to comment 17 and disclose on the cover page and elsewhere as appropriate the total value of the consideration including the assumption of $20 million of debt, and the potential value of the performance and consulting shares and the warrant proceeds payments available to former China Cablecom shareholders.

<u>Questions and Answers About the Business Combination, the Redomestication Merger and the Jaguar Special Meeting, page 1</u>
<u>Summary, page 6</u>

5.   We note your revisions in response to comment four in our letter dated December 3, 2007.   Please further revise the Questions and Answers and Summary sections to reduce redundancies. For example, we note that much of the information about the Jaguar Special Meeting on pages eight to 10 is included in your Questions and Answers. Additionally, your summary term sheet should be included as part of

your Summary. Your Questions and Answers and Summary should be viewed as one section. Revise accordingly.

Questions and Answers About the Business Combination, the Redomestication Merger and the Jaguar Special Meeting, page 1

6.   We note your response to comment 19 in our letter dated December 3, 2007. Please revise to indicate whether Jaguar's initial stockholders have agreed to vote any shares they <u>may</u> acquire in favor of the business combination or whether they will vote them in the same manner as the 1,116,667 shares issued prior to the IPO. Alternatively, disclose that none of Jaguar's initial stockholders will purchase shares prior to the consummation of the business combination. In future amendments to the Form S-4, please provide quantified disclosure of any future acquisitions of Jaguar stock by the initial stockholders, other affiliates of Jaguar and affiliates of China Cablecom Holdings.

Summary, page 6

7.   We note your response to comment 15 in our letter dated December 3, 2007. Please address <u>why</u> the boards of directors do not view China Cablecom's recent acquisition of its operational assets as inconsistent with Jaguar's Certificate of Incorporation and IPO prospectus regarding a business combination with an "operating business." Clarify how a recently-acquired 49% joint venture interest held through a series of contractual arrangements constitutes an "operating business." In this regard, we note that your risk factor discussion on page 16 explains that the contractual agreements "do not extend to the operations of Binzhou Broadcasting, the operating entity in the PRC." Additionally, revise your disclosure on page six to clarify that China Cablecom does not participate in the risks and benefits of Binzhou Broadcasting by direct <u>or indirect</u> equity ownership. Rather, its entire interest is contractual.

Risk Factors, page 12

Risks Relating to China Cablecom's Corporate Structure, page 16

8.   The first risk factor heading on page 16 refers to risks associated with China Cablecom's contractual relationship with JYNT. However, the revised language supporting this risk factor discusses risks associated with participation in the joint venture. Revise to clearly disclose the risks related to China Cablecom's lack of an equity interest in JYNT. We note your disclosure on page 106 that the PRC does not accord these contractual arrangements the same legal status as direct ownership. Risks associated with the joint venture interest should be discussed under a separate risk factor heading.

The Jaguar Special Meeting, page 33

Vote Required, page 33

9.   The paragraph ending on the top of page 34 mentions the possibility of the boards
       choosing to waive the conditions to the business combination that the
       redomestication proposal and performance share proposal be approved. If the
       boards do not have the ability to waive these conditions, please delete this
       reference to avoid confusion.

Redemption Rights, page 35

10.   As requested in prior comment 49, clearly state that Jaguar shareholders cannot
       exercise their redemption rights by voting in person at the meeting or via the
       telephone or internet.

The Business Combination Proposal, page 38

Background of the Business Combination, page 39

11.   Please explain in more detail why Jaguar's board became interested in pursuing a
       target in China. Explain how and why Jaguar's management came to believe
       China-based targets offered the potential for superior returns.

12.   Please expand your disclosure of Jaguar's continued efforts to locate potential
       targets in the time period between the signing of the letter of intent in October
       2006 and summer 2007. Ensure that you provide thorough disclosure of the
       alternatives that Jaguar considered during this period and why they were rejected
       in favor of the business combination with China Cablecom.

13.   We have reviewed your revisions on pages 43 and 44 in response to comment 28
       in our letter dated December 3, 2007 and the letter of intent that you provided to
       us. However, we believe further revision is necessary to adequately address the
       issues raised throughout comment 28. Revise accordingly. Your revised
       disclosure should include a detailed discussion of the substantive provisions of the
       letter of intent, including quantified disclosure of the consideration payable, how
       these terms changed over the course of the negotiations and why. Additionally,
       address the reasons why so much time passed between the date of the letter of
       intent and the signing of the merger agreement.

The Role of Skillnet, page 47

14.   Please explain why Jaguar's board did not believe the contingent nature of
       Skillnet's compensation would compromise Skillnet's objectivity.

15.   We note your responses to comments 33 and 34 in our letter dated December 3, 2007. Based on your disclosure of Skillnet's role in the transaction, including references to Skillnet's financial and other analyses of China Cablecom, we do not agree that its due diligence report is not a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4 and Item 14(b)(6) of Schedule 14A. Please file the report and a consent as exhibits to the Form S-4 as requested in our prior comment 34. If you continue to disagree, please explain in more detail why the Skillnet report is not materially related to the transaction (and revise your disclosure to make this clear) and provide us with a copy of the report for review. We may have additional comments upon review of the Skillnet report.

Jaguar's Reasons for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board, page 53

16.   We note from your disclosure in the second paragraph on page 53 that a comparison of the price of the transaction relative to China Cablecom's projections of future net income and earnings multiples appears to have been a threshold issue considered by Jaguar's board in its assessment of the business combination. Therefore, we do not agree with your response to comment 29 in our letter dated December 3, 2007. Please revise to disclose the material projections relied upon by Jaguar's board and the assumptions underlying the projections.

17.   Please provide a reasonably thorough description of the following analyses, including all calculations performed as part of the analyses:

*   the board's analysis of the value of China Cablecom "if certain net income levels were achieved based on assumed price/earnings ratios," demonstrating how it led to the conclusion that the transaction "would provide value to Jaguar's stockholders in excess of the redemption value of their stock";
*   the quantitative analysis of China Cablecom's revenue and projections mentioned in item (5) in the third paragraph;
*   the comparison of the proposed China Cablecom transaction to the criteria listed on page 39.

Potential Disadvantages of the Business Combination with China Cablecom, page 55

18.   We note your response to comment 39 in our letter dated December 3, 2007. Although we note your statements that Jaguar's board did not consider the contractual control arrangements or PRC regulatory environment as presenting unusual risks since these elements would be present in any opportunity in China, please disclose whether the board considered these and other general risks associated with operating in China as potential disadvantages. If not, please

revise to so state and explain why Jaguar's board did not think these were material disadvantages.

Satisfaction of the 80% Test, page 56

19.   Please revise to state whether or not the Jaguar board considered whether the 80% test was satisfied as of a more recent date than September 30, 2006 and if not, why. Refer to comment 40 in our letter dated December 3, 2007. If true, clearly state that the Jaguar board only considered the value of the consideration offered in combination with Navigant's opinion that such consideration was fair from a financial point of view in determining the satisfaction of the 80% test. Also clarify why the board determined that the value of the consideration it agreed to pay in the merger was an appropriate indicator of China Cablecom's fair market value. In addition, revise to remove the implication that Navigant's fairness opinion indicates that the transaction consideration is the fair market value of China Cablecom. Discuss how the board considered "the financial analysis of China Cablecom which was generally used to approve the Business Combination" in determining the satisfaction of the 80% test.

Transaction Costs, page 56

20.   Please further revise this disclosure to clarify Jaguar's total transaction costs, the amounts which are yet to be paid and the amounts which are contingent upon the consummation of the business combination.

Potential Dilution of Share Ownership Post-Redomestication Merger and Post-Business Combination, page 57

21.   Certain of the numbers and percentages included in your table appear inconsistent. For example, refer to the percentages in the "Exercise of Warrants (Assuming 19.99% Redemption)" and "Issuance of All Performance Shares and Exercise of Warrants (Assuming No Redemption)" columns. Please revise as applicable.

Fairness Opinion, page 58

Application of Comparable Company and Comparable Transaction Analysis, page 65

22.   Please further revise this section to clearly disclose how the implied enterprise values derived from the comparable company and transaction (cable and Chinese telecommunications) data, together with the various discounts you describe, compared to China Cablecom's implied enterprise value based on its historical or projected, as the case may be, revenue or EBITDA and to the value of the consideration to be paid to China Cablecom shareholders in the business combination. Quantify the implied enterprise value or range of values derived

from each analysis. Tabular disclosure detailing these comparisons may be beneficial.

23.   While you state in the second full paragraph on page 66 that Navigant determined the valuation of the consideration in part based on the $20 million of debt that will be assumed by Jaguar, page nine of the board books illustrates that Navigant utilized a lower figure ($16.425 million). Explain why Navigant utilized this lower amount. Also elaborate as to how Navigant selected a per share price of $4.91 for purposes of estimating the value of the 2.1 million shares, including why it gave effect to the dilutive impact of the shares to be offered as consideration. Finally, have the board address why it did not apply these reductions when it determined the value of the consideration for purposes of the 80% test.

24.   We note from disclosure on page 66 that Navigant did not consider the incentive shares as deal consideration. Clearly disclose whether Navigant considered performance shares, consulting shares or warrant proceeds bonus payments to Mr. Ng as deal consideration. In disclosure elsewhere where the fairness opinion is discussed, such as in the section "Jaguar's Reasons for the Redomestication Merger and the Business Combination and Recommendation of the Jaguar Board" on page 53, address how the board considered the fact that the fairness opinion did not address performance/consulting share consideration or warrant proceed bonus awards. Disclose how the board determined that the total consideration was fair. Explain why the board did not consider these items to be deal consideration taking into account that the majority of these items are for the benefit of China Cablecom's former sole shareholder, Mr. Ng, and the consummation of the business combination is contingent upon their approval. Quantify the extent to which this additional consideration increases the total value of the purchase price.

25.   We note that the comparable company analysis and the comparable transaction analysis not limited to Chinese transactions resulted in implied enterprise values below the merger consideration. Please revise "Jaguar's Reasons for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board" to explain why the board believes that the merger consideration is fair despite the results of these analyses. Also have the board address the usefulness of Navigant's analyses given that:

● several of the analyses result in very broad ranges of values, such as the implied enterprise value for the comparable Chinese telecom transactions; and
● the advisor utilized several significant discounts, such as the 30% discount for size on page 62.

Discounted Cash Flow Analysis, page 66

26.   We have reviewed your response to comment 46 in our letter dated December 3,
        2007 and do not agree with your analysis. We continue to believe disclosure of
        the projections used in the discounted cash flow analysis is necessary for
        meaningful disclosure of the bases and methods Navigant used to arrive at its
        finding and recommendations, as required by Regulation M-A Item 1015(b)(6).
        Please revise to disclose such projections. Discuss the assumptions underlying
        those projections to put them into context.

27.   Please revise to disclose the discount rate that Navigant used in the discounted
        cash flow analysis, explain how it selected the discount rate and describe in
        greater detail its analysis of China Cablecom's WACC.

Terms of the Merger Agreement, page 68

28.   We reissue comment 51 in our letter dated December 3, 2007.

Additional Agreements, page 71

29.   We reissue comment 52 in our letter dated December 3, 2007. The inconsistent
        disclosure regarding whether China Cablecom agreed to a waiver is now on pages
        51 and 71. If China Cablecom has not agreed to the waiver, please revise your
        document to address the following:

        • on page 51, provide examples of possible reasons why China Cablecom might
          sue the trust account besides the recovery of its costs of engaging in the
          transaction;
        • discuss the potential maximum amount of damages payable to China
          Cablecom, including whether the damages could amount to all or a significant
          portion of the funds held in the trust account; and
        • disclose whether the board considered trying to locate another merger target
          after China Cablecom refused to sign the waiver.

Closing Conditions, page 72

30.   We have reviewed your response to comment 53 in our letter dated December 3,
        2007 and do not agree that it is clear from the disclosure that neither Jaguar nor
        China Cablecom will waive any material closing condition. Please disclose
        whether it is the intent of Jaguar's board of directors to resolicit shareholder
        approval of the business combination if either party waives a material condition.

Material United States Federal Income Tax Considerations, page 75

31.   Please add the opinion to the Form S-4 exhibit index. Please note that counsel
        must opine on the material federal income tax consequences and revise the
        introductory language to your disclosure accordingly. It is not sufficient for
        counsel to opine that the proxy statement/prospectus disclosure is a summary of
        the material U.S. federal income tax consequences, as the disclosure on page 75
        appears to indicate.

32.   We note your use of the word "should" throughout the tax disclosure. If counsel
        is unable to give a "will" opinion as to any material federal income tax
        consequence, clearly so state, explain why and describe the degree of uncertainty.
        Consider whether risk factor disclosure may be necessary. If counsel is unable to
        give an opinion on a matter (as appears to be the case with passive foreign
        investment company status), clearly state that this is the case and explain why.

The Redomestication Merger Proposal, page 83

33.   Please revise the statement that "all legal rights, benefits, duties and obligations
        enjoyed, owned or owed by Jaguar will . . . be enjoyed, owned or owed, as the
        case may be, by China Cablecom Holdings following the redomestication
        merger." Based on your disclosure on pages 86 to 94, this does not appear to be
        the case.

34.   We note your disclosure on page 83 that restrictions applicable to Jaguar's initial
        stockholders (including the stock escrow) will continue to apply until the
        consummation of the business combination. Please clarify that some of these
        restrictions will continue in place following the consummation of the business
        combination.

Differences in Stockholder Rights, page 86

35.   Please further revise the introductory language to this section to clarify that all
        material differences are disclosed as required by Form S-4 Item 4(a)(4) as
        opposed to the most material differences.

36.   Please expand your response to comment 62 in our letter dated December 3, 2007
        to explain to us the consideration you have given to unbundling other materially
        different provisions in China Cablecom Holdings' Articles of Association besides
        the increase in share authorization, such as the removal of the staggered board and
        the expansion of the term of directors to an indefinite period. Reference and
        apply the guidance set forth in the September 2004 Interim Supplement to the
        Manual of Publicly Available Telephone Interpretations in your explanation. If
        you continue to take the position that unbundling is not required, please revise
        your introductory language to clearly frame the redomestication proposal as more

than merely a redomestication and name change, but also a change in certain material provisions of your organizational documents.

The 2007 Omnibus Securities and Incentive Plan Proposal, page 94

37.   We note your revised disclosure in response to comment 63 in our letter dated December 3, 2007. Please further revise to disclose the assumptions regarding outstanding shares you used to determine dilution to Jaguar's public stockholders by 46%.

The Performance Share Proposal, page 95

38.   In the description of the consulting agreement, please be more specific about how many shares may be awarded each year if EBITDA targets are met. Describe the purposes of the consulting arrangement. Also identify the natural persons who are the beneficial owners of China Cable Holdings and discuss China Cable's business generally.

Information About China Cablecom, page 98

PRC Corporate Structure, page 103

39.   We note your response to comment 68 in our letter dated December 3, 2007 and your revisions on pages 104 and 105. In your Overview on page 98, please disclose that the contractual arrangements through which China Cablecom derives control and benefits from JYNT and through which JYNT participates in the risks and benefits of Binzhou Broadcasting have limited duration and that these agreements would need to be renewed and/or the Chinese regulatory environment would have to change in order for shareholders of China Cablecom Holdings to continue to derive benefits from the operation of the Binzhou cable network indefinitely.

Government Regulation, page 105

40.   We note your statement on the top of page 106 about the different legal status accorded to contractual control arrangements as opposed to equity ownership. Please explain the different legal status.

41.   Explain how the regulatory structure described potentially affects China Cablecom's strategy of growth through acquisitions. We note your disclosure on page 48 that an acquisition of another cable network was abandoned due to an inability to obtain regulatory approvals in a timely manner. We also note from your response to comment 137 in our letter dated December 3, 2007 the numerous regulatory issues related to the proposed business combination.

China Cablecom's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 108

42.   In an appropriate location in the MD&A, discuss China Cablecom's acquisition strategy and any known material risks and uncertainties associated with that strategy.

Joint Venture with Binzhou Broadcasting and Television Information Network Co., Ltd. and China Cablecom, page 108

43.   In the description of the Asset Transfer Agreement beginning on page 109, please clearly state the portion of the total purchase price that China Cablecom will pay for the contribution of assets to the joint venture. State the amount yet to be paid. Also explain the terms of the shareholder loan in favor of the Binzhou SOE to the extent one is created.

44.   Describe the material terms of the Framework Agreement between JYNT and Binzhou SOE mentioned on page 109.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Results of Operations of Binzhou Broadcasting, page 114

45.   We are unable to locate disclosure responsive to comment 77 in our letter dated December 3, 2007 and therefore reissue comment 77.

46.   Although we note that a reduction in paying subscribers occurred as a result of a billing issue, we also note that total subscriptions (438,377 as of September 30, 2007 according to disclosure on page 110) decreased from 442,900 in 2006. Address the significance and causes of this decrease and compare this decrease with the significant increase from 2005 to 2006. Considering that fees have remained relatively stable at $1.60 per subscription since 2005, discuss in an appropriate location of the MD&A Binzhou's prospects for internal growth.

47.   In an appropriate location in the proxy statement/prospectus, discuss whether Jaguar's board and management considered Binzhou's interim results in its determination to recommend the merger and if so, how. If not, revise the board's recommendation section to discuss why it determined not to consider the interim results. Explain whether decreased net sales and net income thus far 2007 were consistent with projections provided by China Cablecom's management.

48.   In your discussion of result of operations for the nine months ended September 30, 2007 compared to the same period in the prior year, we note that revenues decreased as a result of a reduction of paying customers from approximately

438,000 during the period in 2006 to about 385,000 in 2007. Please explain and clarify the disclosure as to how the transitioning of Zouping Cable to a subsidiary of Binzhou SOE prevented Zouping Cable personnel from billing and recognizing revenue consistently with past practices. Also, explain and clarify the apparently contradictory statement that Zouping "did not lose subscribers, the loss of revenue related entirely to billing and collection procedures preventing the recognition of revenue" with the statement the paying customers dropped from 438,000 to 385,000 from nine months ended September 30, 2006 to the corresponding period in 2007.

49.   Regarding the results of operations for Binzhou Broadcasting for the nine months ended September 30, 2007 compared to the same period in the prior year, we note on page F-72 that accounts receivables from corporate customers increased materially for the nine months ended September 30, 2007. Please provide an explanation as to the nature, cause, and timing of the increase in accounts receivables and, if necessary, its potential impact on liquidity.

Liquidity and Capital Resources, page 117
Capital Expenditures, page 118

50.   We note the belief that cash and cash equivalents balance, together with access to financing will be sufficient to meet liquidity needs. Please be more specific about whether management believes China Cablecom will need to access financing in the next 12 months and thereafter to meet liquidity needs or in connection with potential acquisitions. If so, discuss potential sources and the extent to which financing may be needed. We note your statement on page 118 regarding the retention of $43.3 million in cash. Explain where this cash came from. If you are referring to the bridge financing and the release of the Jaguar trust, it appears that all of this available cash will be used within 12 months of the closing to satisfy the obligations identified on page 117.

51.   We note that Binzhou expects to convert 120,000 households to digital cable in the next twelve months. In an appropriate location in the MD&A, discuss the expected impact on Binzhou's results of operations from this expected conversion. Include quantitative disclosure to the extent practicable.

Quantitative and Qualitative Disclosures About Market Risk, page 119

52.   Please provide quantitative analysis of the potential impact of changes in exchange rates on the value of the funds to be released from the Jaguar trust and the bridge financing in accordance with one of the alternatives provided in Regulation S-K Item 305.

Unaudited Pro Forma Condensed Combined Financial Information, page 125

53.   We note your responses to prior comments 84 and 85. Please identify and disclose which stockholder group will receive or retain the largest portion of the voting rights in the combined enterprise, based on paragraph 17(a). Furthermore, identify and disclose which stockholder group will control the board of directors.

Shares Eligible for Future Sale, page 155

54.   Please disclose the material terms and effect of agreements with Mr. Ng regarding the sale of any shares that he may own following the business combination in this section.

Description of China Cablecom Holdings Securities Following the Business Combination, page 158

55.   Please explain the difference between the 9,433,334 China Cablecom Holdings warrants that will be outstanding following the redomestication merger and the 10,483,334 Jaguar warrants currently outstanding, as disclosed on page 156.

56.   Please confirm in your response letter there are no differences or restrictions on warrants held by Jaguar initial stockholders or describe any such differences or restrictions here.

China Cablecom Ltd Financial Statements
Note 7—Acquisition of Binzhou Broadcasting and Television Information Network Co., Ltd, page F-19

57.   Disclose in detail the facts and circumstances concerning the formation, ownership, and contractual relationships with JYNT.

Jaguar Acquisition Corporation Financial Statements
Note 2—Offering, F-29

58.   We note your response to prior comment 105. Notwithstanding your belief that paragraph 17 of EIFT 00-19 imposes a strict liability provision onto the contractual language of the warrant agreement, please provide a complete accounting analysis of the warrants as to whether or not they require equity or liability classification in accordance with paragraphs 12 to 32 of EITF 00-19.

Binzhou Guangdian Network Co., Ltd Financial Statements
Note 8.—Accounts Payable, page F- 61

59.   Please revise and describe what the Bureaus are, including whether Bureaus are related parties.

60.   Please confirm for us that you have disclosed all material related party
        transactions.

Combined Statements of Cash Flows, page F-68

61.   We note that depreciation expense has decreased materially during the nine
        months end September 30, 2007, even on an annualized basis, compared to the
        year ended December 31, 2006. Please tell us the nature and cause of the
        decrease in depreciation expense for the nine months ended September 30, 2007.

Other

62.   We note that Zouping Cable was considered a subsidiary of Binzhou SOE.
        Explain to us how the financial information of Zouping Cable and the other
        subsidiaries is reported to and evaluated by the CODM within Binzhou
        Broadcasting. Furthermore, explain to us whether or not Zouping Cable and the
        other subsidiaries should be identified as separate operating segments in
        accordance with paragraph 10 of SFAS No. 131.

**Preliminary Proxy Statement on Schedule 14A filed by Jaguar Acquisition
Corporation**

Form of Proxy Card

63.   Revise the proxy card to clarify that in order to effectively demand redemption, in
        addition to checking the box on the card, a written demand must be submitted as
        described further in the proxy statement/prospectus.

Form 10-KSB filed by Jaguar Acquisition Corporation

64.   We note your explanation in response to comment 137 in our letter dated
        December 3, 2007 as to why you did not disclose your letter of intent or
        negotiations with China Cablecom in your 10-K. However, since much of the
        efforts to identify a target after the May 2006 board meeting concerned China,
        explain why the nature of these efforts was not disclosed in Jaguar's 10-K filed
        June 27, 2007. Explain why your risk factors discussed the financial services
        industry, but did not address businesses in China or the cable television industry.
        Additionally, despite your continued review of payments/financial services
        companies after the signing of your letter of intent as you state on page 40 of the
        proxy statement/prospectus, explain why you stated on page one of your 10-K
        that your "intended focus was acquiring an operating business in the financial
        services industry."

                                *   *   *

As appropriate, please amend China Cablecom Holdings' and Jaguar Acquisition Corporation's filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Mitchell Nussbaum, Esq.
        Loeb & Loeb LLP
        Via facsimile: (212) 504-3013